# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Principal Real Estate Income Fund, CIK 0001557523
CUSIP: 74255X104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1290 Broadway, Suite 1100, Denver, Colorado (CO), 80203
Date of event which requires filing of this statement: 08/07/2025
Amends the filing with accession number 0001504304-23-000024
Filed by CIK 0001504304
Persons authorized to receive notices and communications: Bill Demo, 250 Pehle Ave., Suite 708, Saddle Brook, New Jersey (NJ), 07663, (201) 881-7108

## Reporting persons
- Bulldog Investors, LLP (CIK 0001504304): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 333,144; sole dispositive power 0; shared dispositive power 333,144; aggregate amount beneficially owned 333,144 (4.98% of the class)
- Phillip Goldstein: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 333,261; sole dispositive power 0; shared dispositive power 333,261; aggregate amount beneficially owned 333,261 (4.98% of the class)
- Andrew Dakos: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 333,144; sole dispositive power 0; shared dispositive power 333,144; aggregate amount beneficially owned 333,144 (4.98% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Principal Real Estate Income Fund
Address of issuer's principal executive offices: 1290 Broadway, Suite 1100, Denver, Colorado (CO), 80203
Comment: This Constitutes Amendment #4 to the schedule 13D filed October 16 2023. Except as specifically set forth herein, the schedule 13D rmains unmodified.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As per the N-CSRS filed on 7/3/25 there were 6,694,109 shares of common stock outstanding as of 4/30/25. The percentages set forth herein were derived using such number. Phillip Goldstein and Andrew Dakos own Bulldog Investors, LLP, a registered investment advisor. As of August 8, 2025, Bulldog Investors, LLP is deemed to be the beneficial owner of 333,144 shares of PGZ (representing 4.98% of PGZ's outstanding shares) soley by virtue of Bulldog Investors, LLP's power to direct the vote of, and dispose of, these shares. As of August 8, 2025, Mr. Goldstein is deemed to be the beneficial owner of 333,261 shares of PGZ (representing 4.98% of PGZ's outstanding shares) and Mr. Dakos is deemed to be the beneficial owner of 333,144 shares of PGZ (representing 4.98% of PGZ's outstanding shares) by virtue of their power to direct the vote of, and dispose of, these shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Bulldog Investors, LLP has sole power to dispose of and vote 0 shares. Bulldog Investors, LLP has shared power to dispose and vote 333,144 shares. Certain of Bulldog Investors, LLP's clients (none of whom beneficially own more than 5% of PGZ's shares) share this power with Bulldog Investors. Messrs. Goldstein and Dakos are partners of Bulldog Investors, LLP.
Transactions in the class effected during the past sixty days:
During the last 60 days the following shares of PGZ were sold:
Date Shares Price
8/8/2025 (3,000) $10.4431
8/7/2025 (29,159) $10.5275
8/6/2025 (3,578) $10.4851
8/4/2025 (2,015) $10.4500
Other persons with the right to receive dividends or sale proceeds: Clients of Bulldog Investors, LLP and the owners of accounts reflected herein are entitled to receive any dividends or sales proceeds.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: 8/8/2025

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Signatures
- Bulldog Investors, LLP: Andrew Dakos, Andrew Dakos, Partner (08/11/2025)
- Phillip Goldstein: Phillip Goldstein, Phillip Goldstein (08/11/2025)
- Andrew Dakos: Andrew Dakos, Andrew Dakos (08/11/2025)